UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

MECHEL OAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125993 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 205,384
	8.	Shared Voting Power 280,463,641
	9.	Sole Dispositive Power 205,384
	10.	Shared Dispositive Power 167,259,256
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,669,025
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.42%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Calridge Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 152,252, 641
	8.	Shared Voting Power 128,211,000
	9.	Sole Dispositive Power 39,048,256
	10.	Shared Dispositive Power 128,211,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,463,641
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.38%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bellasis Holdings Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 75,000,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Armolink Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,211,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 53,211,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,211,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.78%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends and restates in its entirety the Schedule 13D originally filed by the Reporting Persons on July 21, 2008 (the “Original Schedule 13D”) amended and restated as of June 19, 2009, August 20, 2009, December 30, 2009, March 17, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 8, 2011, October 7, 2011, December 30, 2011, April 16, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 12, 2012, September 21, 2012, March 13, 2013, June 3, 2013, July 17, 2013, July 22, 2013, November 29, 2013, April 15, 2014, July 3, 2014 and August 21, 2014 (the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel OAO, an open joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Calridge Limited, a limited company organized under the laws of the Republic of Cyprus (“Calridge”); Bellasis Holdings Limited, a limited company organized under the laws of the Republic of Cyprus (“Bellasis”); and Armolink Limited, a limited company organized under the laws of the Republic of Cyprus (“Armolink”) (collectively, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and was the Issuer’s chief executive officer from December 2006 until July 2010. Mr. Zyuzin is also the chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at 1 Krasnoarmeyskaya St., Moscow 125993, Russian Federation.

Calridge is a limited company organized under the laws of Cyprus whose principal business is to make private investments and act a holding company for Mr. Zyuzin. Mr. Zyuzin owns all the outstanding equity interests in Calridge. The principal business office address of Calridge is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Calridge, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Michalakis Hadjimichael Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Executive in Corporate Compliance and Administration Services of Cypcodirect Limited of Demitas Tower, 3rd Floor, Office 302, 14 Michalakopoulou Street, 1075 Nicosia, Cyprus

Theodora Kaskani Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Executive in Corporate Compliance and Administration Services of Cypcodirect Limited of Demitas Tower, 3rd Floor, Office 302, 14 Michalakopoulou Street, 1075 Nicosia, Cyprus

Bellasis is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns 10% of the outstanding equity interests in Bellasis. The principal business office address of Bellasis is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bellasis, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Charalambos Michaelides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Armolink is a limited company organized under the laws of Cyprus whose principal business is to make private investments. Calridge owns all the outstanding equity interests in Armolink. The principal business office address of Armolink is 3 Themistokli Dervi, Julia House, PC 1066, Nicosia, Republic of Cyprus. The names of the executive officers and directors of Armolink, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Soterakis Koupepides Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager and Head of Fiduciary Services of Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

Stella Raouna Director	3 Themistokli Dervi Julia House PC 1066, Nicosia Republic of Cyprus	Republic of Cyprus	Principal Manager of Company Administration Services at Abacus Limited, a provider of corporate administration services; Elenion Building, 5 Themistokli Dervi Street, 2nd Floor, 1066 Nicosia, Republic of Cyprus

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

Mr. Zyuzin directly and indirectly owns approximately 67.42% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Mr. Zyuzin already has the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of August 20, 2009.

As of today Mr. Zyuzin was the record owner of 205,384 Common Shares, which represents 0.05% of the Common Shares, Calridge was the record owner of 152,252,641 Common Shares, which represents 36.58% of the Common Shares, Bellasis was the record owner of 75,000,000 Common Shares, which represents 18.02% of the Common Shares and Armolink was the record owner of 53,211,000 Common Shares, which represents 12.78% of the Common Shares.

In addition to the Common Shares directly held by Calridge as described above, Calridge also beneficially owns 128,211,000 Common Shares, or 30.79% of the Common Shares, as explained below.

Mr. Zyuzin owns all of the outstanding equity interests in Calridge, and in such capacity beneficially owns all Common Shares beneficially owned by Calridge.

Calridge owns all of the outstanding equity interest in Armolink, and in such capacity beneficially owns all Common Shares held of record by Armolink. Calridge owns 10% of the outstanding equity interest in Bellasis, and in such capacity may be deemed to share beneficial ownership of the Shares held of record by Bellasis.

Mr. Zyuzin directly or indirectly owns all of the equity interests in Calridge and Armolink and partially in Bellasis, and consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

In connection with certain financings, Calridge has pledged 113,204,385 Common Shares Calridge has the right to vote the relevant Common Shares and the relevant Common Shares are included in the beneficial ownership positions disclosed in this Schedule 13D.

Mr. Zyuzin transferred 34%, 33% and 33% of the outstanding equity in MetHol OOO to each of Mrs. Irina V. Zyuzina, Ms. Ksenia I. Zyuzina and Mr. Kirill I. Zyuzin, which was registered with the tax authorities and became effective on November 17, 2014. In the past 60 days there have been no other transactions with the Common Shares by the Reporting Persons with third parties.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	280,669,025	67.42%
Calridge	280,463,641	67.38%
Bellasis	75,000,000	18.02%
Armolink	53,211,000	12.78%

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: December 24, 2014

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

CALRIDGE LIMITED

By:	/s/ Theodora Kaskani
Name:	Theodora Kaskani
Title:	Director

BELLASIS HOLDINGS LIMITED

By:	/s/ Stella Raouna
Name:	Stella Raouna
Title:	Director

ARMOLINK LIMITED

By:	/s/ Soterakis Koupepides
Name:	Soterakis Koupepides
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement